1-14560

P.E. 4-04-02

02031298

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April, 2002

ABBEY NATIONAL plc
(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . X . . .

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
Abbey National PLC	Holding(s) in Company		10:36 26 Apr 0

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Abbey National plc

2. Name of shareholder having a major interest

FMR Corporation, Fidelity International Limited and Mr Edward C Johnson 3rd a principal shareholder of FMR Corporation and Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the sharehol above or in respect of a non-beneficial interest or in the case of an individual holder if it is person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares he them

40 or so individual registrations and holdings

5. Number of shares / amount of stock acquired

Total shareholdings of 43,794,096

6. Percentage of issued class

3.02

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Not known

11. Date company informed

The letter of notification was dated 16th April 2002 and was received on 25th April 2002

12. Total holding following this notification

43,794,096

13. Total percentage holding of issued class following this notification

3.02

14. Any additional information

15. Name of contact and telephone number for queries

P J Lott – Abbey National Group Secretariat

16. Name and signature of authorised company official responsible for making this notifica

P J Lott – Abbey National Group Secretariat

Date of notification

26th April 2002

END

status list

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc

Date: April 29, 2002

By [signature]

P J Lott – Authorised Signatory